DIVINELY NECTAR, INC.

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

For the Year Ended December 31, 2023

CONTENTS



JAE HOON LEE, C.P.A.
BENJAMIN BANG-GULL LEE, C.P.A.

JONG YEUN LEE, C.P.A.
EDWARD LEE, C.P.A.
MATTHEW LEE, C.P.A.
CHUNG BAE, C.P.A.

LEE & LEE
CERTIFIED PUBLIC ACCOUNTANTS

WILSHIRE FINANCIAL TOWER
3600 WILSHIRE BLVD., SUITE 1710
LOS ANGELES, CALIFORNIA 90010
(213) 386-4007 FAX (213)386-4469

MEMBERS
AMERICAN INSTITUTE
OF CERTIFIED
PUBLIC ACCOUNTANTS
AND
THE CALIFORNIA SOCIETY
OF CERTIFIED
PUBLIC ACCOUNTANTS

Independent Accountant's Review Report

To the Board of Directors
Divinely Nectar, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Divinely Nectar, Inc., which comprise of the balance sheet as of December 31, 2023, and the related statements of income, and retained earnings, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the USA; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with SSARS promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information contained in the accompanying schedules of administrative and general expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have performed a compilation engagement of the supplementary information in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We have not audited or reviewed the supplementary information and, accordingly, do not express an opinion, a conclusion, nor provide any form of assurance on such supplementary information.

Los Angeles, California
May 23, 2024

Divinely Nectar, Inc.
Balance Sheet
December 31, 2023

ASSET

Current Assets

Cash	$	282,237
Accounts receivable		721,683
Loan receivable-others		166,736
Prepaid expenses		305,397
Inventory		2,236,827
Total Current Assets		3,712,880

Property and Equipment

At cost	45,712
Less: accumulated depreciation	(29,053)
Net Property and Equipment	16,659

Other Assets

Intangible assets, net	98,906
Total Other Assets	98,906
Total Assets	$ 3,828,445

See the accountants' report and the notes to financial statements

Divinely Nectar, Inc.
Balance Sheet
(Continued)
December 31, 2023

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts Payable	$ 1,184,637
Accrued Expenses	95,220
Total Current Liabilities	1,279,857

Long-Term Liabilities

Loan from Shareholders	228,814
Total Long-Term Liabilities	228,814
Total Liabilities	1,508,671

Stockholder's Equity

Common stock	20,000
Preferred stock	10,110,756
Retained earnings	(7,810,982)
Total Stockholder's Equity	2,319,774
Total Liabilities and Stockholder's Equity	$ 3,828,445

See the accountants' report and the notes to financial statements


Divinely Nectar, Inc.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2023


Sales, net	$ 3,404,451
Cost of Sales	2,776,329
Gross Profit	628,122
Operating Expenses	
Salaries-officers and management	719,027
Advertising	799,440
Depreciation and amortization	12,659
Other administration and general expenses	2,445,598
Total Operating Expenses	3,976,724
Income (Loss)Before Other Income and Expenses	(3,348,602)
Other income	48,934
Unsellable inventory adjustment	(583,989)
Net Loss	(3,883,657)
Retained Earnings at January 1, 2023	(3,927,325)
Retained Earnings at December 31, 2023	$ (7,810,982)


See the accountants' report and the notes to financial statements

7


Divinely Nectar, Inc.
Statements of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

	December 31, 2022	December 31, 2023
Common Stock	$ 20,000	$ 20,000
SAFEs	4,573,412	-
Preferred Stock	-	10,110,756
Retained Earnings	(1,100,830)	(3,927,325)
Income (Loss)	(2,826,495)	(3,883,657)
Total Stockholder's Equity	$ 666,087	$ 2,319,774

See the accountants' report and the notes to financial statements

Divinely Nectar, Inc.
Statements of Cash Flows
Year Ended December 31, 2023
Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:

Net income (loss)	$	(3,883,657)
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation and amortization		12,659
Changes in assets and liabilities:		
Increase in accounts receivable		(45,035)
Increase in prepaid expenses		(405)
Increase in inventory		(1,202,408)
Increase in intangible assets		(102,850)
Increase in accounts payable		572,524
Decrease in accrued liabilities		(119,029)
Net Cash Provided (used) by Operating Activities		(4,768,201)

Cash Flows from Investing Activities:

Loan to others	(132,648)
Loan paid back to shareholders	(495,554)
Net Cash Provided (used) by Investing Activities	(628,202)

Cash Flows from Financing Activities:

Proceed of additional paid in capital-preferred stock	5,537,344
Net Cash Provided (used) by Financing Activities	5,537,344

Net Increase (decrease) in Cash and Cash Equivalents		140,941
Cash and Cash Equivalents at January 1, 2023		141,296
Cash and Cash Equivalents at December 31, 2023	$	282,237

See the Accountants' report and the notes to financial statements

9

Divinely Nectar, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2023

1. The Company

Divinely Nectar, Inc. (the Company) was incorporated in the state of Delaware on March 22, 2021 and began operation shortly after its inception. The Company is a hard seltzer supplier that launched the first Asian-inspired hard seltzer. Leveraging aggressive social media marketing, the Company swiftly and impressively achieved success in promoting a set of Asian fruit flavors unavailable elsewhere, leading to rapid expansion into markets nationwide.

Currently, Divinely Nectar products are available in California, Oregon, New York, New Jersey, Hawaii, Texas, and Washington. They can be found in major retailers such as Ralphs, Fred Meyer, Safeway, H-E-B, Whole Foods, Walmart, Target, and Kroger stores. Recently, Divinely Nectar has introduced its products at Costco in Hawaii and California, with plans to expand to additional Costco markets including the Bay Area and Los Angeles.

2. Summary of Significant Accounting Policies

The summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. A summary of significant accounting policies is outlined below:

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of standard cost (which approximates cost determined on a first in, first out basis) or market, comprised primarily of finished goods and raw materials.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

(2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost. Major renewals and improvements are capitalized and charged to expense through depreciation charges. Repairs and maintenance are charged as an expense as incurred. Depreciation is computed using the straight line method based on the following estimated useful lives. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and the resulting gains or losses are reported in the statement of income and retained earnings.

	Years
Furniture and fixtures	5-7
Machinery and equipment	5-7
Leasehold improvement	15

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

2. Summary of Significant Accounting Policies (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2023. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California

3. Risks and Uncertainties

The Company has a limited operating history, and its business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuation s in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

4. Property and Equipment

Property and equipment are summarized by major classifications as follows:

	Dec 31, 2023
Business Van	$ 42,096
Office Equipment	3,616
	45,712
Less accumulated depreciation	(29,053)
	$ 16,659

5. Related Party Transactions

The Company had loan payable to Robert Dalsey in the amount of $224,701 and a loan payable to Jeremy Kim in the amount of $4,113 as of 12/31/2023. Robert Dalsey and Jeremy Kim are shareholders of the Company.

The Company also had a loan receivable from UTI, LLC., in the amount of $166,736. UTI, LLC., is a podcast that creates content to promote the Divinely Nectar brand, and the Company owns 70 % ownership interest of UTI, LLC.

6. Common Stock

Under the articles of incorporation, the total number of shares of stock which this corporation is authorized to issue is 12,613,859 shares of common stock having a par value of $0.001 per share("Common Stock") of which 11,082,073 are designated as voting common stock and 1,531,586 are designated as non-voting common stock. As of December 31, 2023, the Company issued 4,196,400 shares of voting common stock. The rights, preferences, powers, privileges and the restrictions, qualifications and limitations of the non-voting common stock are identical with those of the voting common stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the voting common stock and non-voting common stock shall together constitute a single class of shares of the capital stock of the corporation.

7. Preferred Stock

Under the articles of incorporation, the total number of preferred shares of stock that the corporation shall have authority to issue is 6,619,193 shares of preferred stock having a par value of $0.001 per share("Preferred Stock"). The following shares of the authorized Preferred Stock are designated as follows: 5,003,982 shares are designated as "Series Seed-1 Preferred Stock," 443,685 shares are designated as "Series Seed-2 Preferred Stock," 582,329 shares are designated as "Series Seed-3 Preferred Stock," and 589,197 shares are designated as "Series Seed-4 Preferred Stock." During the year 2023, the Company converted all SAFE notes to preferred stock.

8. Subsequent Events.

Management has evaluated subsequent events through May 23, 2024 the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Divinely Nectar, Inc.
Schedules of Administrative and General Expenses
For the Year Ended December 31, 2023

		December 31, 2023
Automobile expense	$	56,936
Bad debts		147,992
Bank and credit card charge fee		11,724
Computer software and apps		97,149
Contractors		30,383
Dues and subscriptions		17,855
Employee benefits		18,663
Insurance		120,975
Interest		18,446
Janitorial service		1,150
Legal and professional		879,020
Melio service		257
Misc. expense		732
Moving expense		6,317
Office supplies		6,577
Other taxes and charges		179,219
Payroll processing		14,436
Recycling		15,248
Reimbursements (employee)		149,575
Repairs and maintenance		23,240
Research and development		52,520
Shipping, freight and delivery		217,518
Storage		6,617
Supplies		18,875
Supply chain management		43,707
Taxes and licenses		8,160
Taxes-payroll		61,384
Telephone and internet services		2,324
Travel		134,863
Warehouse expense		103,736
Total Administrative and General Expenses	$	2,445,598